Brian F. Leaf + 1 703 456 8053 bleaf@cooley.com	VIA EDGAR

February 27, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Sonia Bednarowski

Dietrich King

Vanessa Robertson

Lisa Vanjoske

Re:                             Genfit S.A.

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted February 15, 2019

CIK No. 0001757064

Ladies and Gentlemen:

On behalf of our client, Genfit S.A. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 19, 2019 (the “Comment Letter”), relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is submitting a Registration Statement (the “Registration Statement”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on February 15, 2019.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-1

Risk Factors

Risks Related to the Global Offering, Ownership of Our Ordinary Shares and ADSs

ADSs Holders may not be entitled to a jury trial, page 60

1.                                      Please revise to disclose that by agreeing to the provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In this regard, we note that on page 61 you refer to compliance with “any substantive provision” of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Registration Statement and has also added disclosure on page 206 of the Registration Statement.

*   *   *   *

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at +1 703 456 8053 or Katie Kazem at +1 703 456 8043.

Very truly yours,

/s/ Brian F. Leaf
Brian F. Leaf

cc:                                Jean-François Mouney, Genfit S.A.

Marc A. Recht, Cooley LLP

Mitchell S. Bloom, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Markus Bauman, Goodwin Procter LLP